UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2022

Commission File Number: 001-40086

Portage Biotech Inc.
(Translation of registrant’s name into English)
British Virgin Island
(Jurisdiction of incorporation or organization)
Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110
(Address of principal executive office)
c/o Portage Development Services Inc., Ian Walters, 203.221.7378 61 Wilton Road, Westport, Connecticut 06880 (Name, telephone, e-mail and/or facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Submission of Matters to a Vote of Security Holders

The 2022 Annual Meeting of Stockholders (the “Annual Meeting”) of Portage Biotech Inc. (the “Company”) was held on November 10, 2022. At the Annual Meeting, the Company’s shareholders:

•	Elected seven incumbent directors to serve until the next annual meeting of the Company’s shareholders or until their respective successors have been duly elected and qualified; and

•	Approved the amended and restated 2021 Equity Incentive Plan, as amended and updated in January 2022.

The number of votes cast for, against or withheld and the number of abstentions and broker non-votes with respect to each Proposal is set forth below.

Proposal 1	Shares For	Shares Withheld
Ian Walters	8,603,521	1,473
Gregory Bailey	8,399,563	205,431
Steven Mintz	8,364,475	240,518
James Mellon	8,365,168	239,826
Linda Kozick	8,603,260	1,733
Mark Simon	8,568,812	36,181
Robert Glassman	8,603,203	1,790

Proposal 2	Shares For	Shares Against
Approved the amended and restated 2021 Equity Incentive Plan, as amended and updated in January 2022.	8,361,224	243,769

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portage Biotech, Inc.
Date: November 15, 2022	By:	/s/ Allan Shaw
	Name:	Allan Shaw
	Title:	Chief Financial Officer